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SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite T2
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Stols 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State St., 38th Floor (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AKB

OATH OR AFFIRMATION

I, Christopher C. Stulls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHERINE M. BARRY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 2, 2022

SEC Mail Processing Section
MAR 01 2016
Washington DC
409

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2015

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WJ Lynch Investor Services, LLC

We have audited the accompanying financial statements of WJ Lynch Investor Services, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and members's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. WJ Lynch Investor Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WJ Lynch Investor Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Supplemental information included in the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of WJ Lynch Investor Services, LLC's financial statements. The supplemental information is the responsibility of WJ Lynch Investor Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 26, 2016

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and equivalents	$	2,715
Accounts receivable		615,698
Other current assets		10,533
Total Assets	**$**	**628,946**

Liabilities and Member's Equity

Accounts payable	$	32,727
Due to parent		184,624
Total Liabilities		**217,351**
Commitments and Contingencies (Note 4)		
Member's equity		411,595
Total Liabilities and Member's Equity	**$**	**628,946**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Operations and Member's Equity

For the Year Ended December 31, 2015

Revenue:	
Commission fees, net	$ 5,404,503
Operating Expenses:	
Salaries and benefits	1,972,422
Selling expense	460,051
Travel and transportation	149,380
Business promotion and marketing	216,040
Occupancy	160,606
Communication and Data Processing	147,885
Office expense	126,143
Legal and other professional fees	65,678
Total Operating Expenses	3,298,205
Net Income	**2,106,298**
Member's Equity, Beginning of Year	**330,297**
Distributions	(2,025,000)
Member's Equity, End of Year	**$ 411,595**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 2,106,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(55,683)
Other current assets	1,250
Accounts payable	(2,464)
Due to parent	(106,253)
Net Adjustments	**(163,150)**
Net Cash Provided by Operating Activities	**1,943,148**
Cash Flows from Financing Activity:	
Distributions	**(2,025,000)**
Net Decrease in Cash and Equivalents	**(81,852)**
Cash and Equivalents, Beginning of Year	84,567
Cash and Equivalents, End of Year	**$ 2,715**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2015

Note 1 - **<u>Summary of Significant Accounting Policies</u>**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Equivalents
For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for Federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's income tax returns and subject to income taxes accordingly.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2015

Note 1 - **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products. Commissions are recorded when persuasive evidence of an agreement exists, services have been rendered or delivered, amounts due are fixed or determinable and collection is reasonably assured.

Advertising
The Company charges the cost of advertising expense as incurred.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. Estimated fair values of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes the recorded values for accounts receivable and accounts payable approximate current fair values as of December 31, 2015 because of their nature and durations.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. In 2015, the Company incurred 65% of the shared expenses and the Parent incurred 35% of the expenses. As of December 31, 2015 the amount of shared expenses included in operating expenses was approximately $2,943,000 and the amount due to the Parent was approximately $185,000.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2015

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2015, the Company had three customers that accounted for approximately 80% of revenues. Additionally, the Company had two insurance carriers that represented approximately 76% of the accounts receivable balance at December 31, 2015.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances may exceed the Federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
The Company has evaluated subsequent events through the date the financial statements were issued.

Note 4 - **Commitments and Contingencies**

Indemnifications
The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Litigation and Claims
The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2015

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. At December 31, 2015, the Company had net capital of $316,780 exceeding the minimum net capital requirement by $302,290.. At December 31, 2015, the Company had a ratio of aggregate indebtedness to net capital of .69 to 1.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2015

SCHEDULE I

Capital:		
Member's equity		$ 411,595
Non-allowable assets		94,815
Net capital		316,780
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 14,490	
Net capital requirement		14,490
Excess net capital		$ 302,290
Aggregate indebtedness		$ 217,351
Ratio of aggregate indebtedness to net capital		0.69 to 1

Note: There are no material differences between this computation and the Company's corresponding unaudited FOCUS Report filed on January 25, 2016.

See Report of Independent Registered Public Accounting Firm.

WJ LYNCH INVESTOR SERVICES, LLC

Computation for Determination of Reserve Requirement
Under SEC Rule 15c3-3 (exemption)

For the Year Ended December 31, 2015

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (1).

See Report of Independent Registered Public Accounting Firm.

WJ LYNCH INVESTOR SERVICES, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (Exemption)

For the Year Ended December 31, 2015

SCHEDULE III

Information relating to possession or control requirements is not applicable to WJ Lynch Investor Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION

We have reviewed management's statements, included in the accompanying management's exemption report, in which (1) WJ Lynch Investor Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WJ Lynch Investor Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions"), and (2) WJ Lynch Investor Services, LLC stated that WJ Lynch Investor Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WJ Lynch Investor Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WJ Lynch Investor Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 26, 2016

MARCUMGROUP
MEMBER

Marcum LLP • 53 State Street • 38th Floor • Boston, MA 02109 • Phone 617.742.9666 / 800.998.1040 • Fax 617.742.3178 • marcumllp.com

WJ LYNCH INVESTOR SERVICES, LLC

Management's Exemption Report

We, as members of management of WJ Lynch Investor Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

WJ Lynch Investor Services, LLC

By:

Christopher Stulb,
Chief Compliance Officer and Chief Financial Officer

February 24, 2016
Date